

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

<u>Via E-mail</u>
Mr. Hans Helmerich
President and Chief Executive Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave., Suite 1400
Tulsa, Oklahoma 74119-3623

  Re: **Helmerich & Payne, Inc.**
    Form 10-K for Fiscal Year Ended September 30, 2011
    Filed November 23, 2011
    Preliminary Proxy Statement on Schedule 14A
    Filed January 5, 2012
    File No. 1-04221

Dear Mr. Helmerich:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ A.N. Parker *for*

           H. Roger Schwall
           Assistant Director